UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                             Kerr-McGee Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    492386107
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 24, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  492386107

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  1,259,351

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  1,259,351

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,259,351

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.09%

14       TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No.  492386107

1        NAME OF REPORTING PERSON
                  Hopper Investments LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                   0

8        SHARED VOTING POWER
                  1,259,351

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  1,259,351

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,259,351

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   1.09%

14       TYPE OF REPORTING PERSON
                  OO

                                  SCHEDULE 13D

CUSIP No.  492386107

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,368,841

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  1,368,841

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,368,841

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.19%

14       TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No.  492386107

1        NAME OF REPORTING PERSON
                  Icahn & Co., Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  109,490

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  109,490

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  109,490

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.10%

14       TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No.  492386107

1        NAME OF REPORTING PERSON
                  Icahn Partners Master Fund L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                   2,782,751

8        SHARED VOTING POWER
                   0

9        SOLE DISPOSITIVE POWER
                   2,782,751

10       SHARED DISPOSITIVE POWER
                   0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,782,751

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   2.42%

14       TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No.  492386107

1        NAME OF REPORTING PERSON
                  Icahn Offshore L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  2,782,751

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  2,782,751

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,782,751

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.42%

14       TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No.  492386107

1        NAME OF REPORTING PERSON
                  CCI Offshore LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  2,782,751

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  2,782,751

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,782,751

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.42%

14       TYPE OF REPORTING PERSON
                  OO

                                  SCHEDULE 13D

CUSIP No.  492386107

1        NAME OF REPORTING PERSON
                  Icahn Partners L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  2,692,615

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  2,692,615

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,692,615

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.34%

14       TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No.  492386107

1        NAME OF REPORTING PERSON
                  Icahn Onshore L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  2,692,615

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  2,692,615

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,692,615

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.34%

14       TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No.  492386107

1        NAME OF REPORTING PERSON
                  CCI Onshore LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  2,692,615

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  2,692,615

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,692,615

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.34%

14       TYPE OF REPORTING PERSON
                  OO

                                  SCHEDULE 13D

CUSIP No.  492386107

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  6,844,207

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  6,844,207


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  6,844,207


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.95%

14       TYPE OF REPORTING PERSON
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         The Schedule 13D filed on March 3, 2005 by the Reporting Persons (as defined herein), relating to the common stock, $1.00 par value (the "Shares"), of Kerr-McGee Corporation, a Delaware corporation (the "Issuer"), as amended by Amendment No. 1 filed on March 11, 2005, Amendment No. 2 filed on March 24, 2005, Amendment No. 3 filed on April 4, 2005, Amendment No. 4 filed on April 14, 2005 and Amendment No. 5 filed on April 18, 2005, is hereby further amended as set forth below by this Amendment No. 6 to Schedule 13D. The address of the principal executive offices of the Issuer is Kerr-McGee Center, 123 Robert S. Kerr Avenue, Oklahoma City, OK 73102.

Item 2.  Identity and Background

Item 2 is hereby supplemented as follows:

         The persons filing this statement include Icahn & Co., Inc., a Delaware corporation ("Icahn & Co.") (the term "Reporting Persons" shall hereafter be deemed to include Icahn & Co.). The principal business address and the address of the principal office of Icahn & Co. is One Whitehall Street, 19th Floor, New York, New York 10004. Barberry is the sole stockholder of Icahn & Co. Barberry is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by Icahn & Co. Icahn & Co. is a registered broker-dealer and a member of the NASD. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Icahn & Co., are set forth in Schedule A attached hereto. No director or executive officer of Icahn & Co. has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 4.  Purpose of Transaction

Item 4 is hereby supplemented as follows:

On May 24, 2005, the Issuer reported the successful completion of its previously announced self-tender offer. As a result, pursuant to the April 13, 2005 agreement among the Reporting Persons, the JANA Parties and the Issuer, the Reporting Persons have ceased their efforts to nominate or elect directors to the board of directors of the Issuer. In light of the foregoing, to the extent that the Reporting Persons were or were deemed to have been members of a "group" with the JANA Parties within the meaning of Section 13(d)(3) of the Act, the Reporting Persons believe that they are not and should not be deemed to be members of any such group. Therefore, the information contained in this Schedule 13D relates solely to the Reporting Persons and not to the JANA Parties.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby supplemented as follows:

         (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 6,844,207 Shares, representing approximately 5.95% of the Issuer's outstanding Shares (based upon the 115,100,000 Shares stated to be outstanding as of May 24, 2005 by the Issuer in Amendment No. 10 to the Issuer's Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on May 24, 2005).

         (b) High River has sole voting power and sole dispositive power with regard to 1,259,351 Shares. Each of Hopper, Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn & Co. has sole voting power and sole dispositive power with regard to 109,490 Shares. Each of Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 2,782,751 Shares. Each of Icahn Offshore, CCI Offshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 2,692,615 Shares. Each of Icahn Onshore, CCI Onshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

         (c) The following table sets forth all transactions with respect to Shares effected since the most recent filing on Schedule 13D by the Reporting Persons. All such transactions represent the acceptance for payment by the Issuer of Shares tendered by the Reporting Persons pursuant to the Issuer's self-tender offer.



--------------------- -------------- ------------------- -------------------
                                        No. of Shares          Price
      Name                Date            Accepted           Per Share
--------------------- -------------- ------------------- -------------------
--------------------- -------------- ------------------- -------------------
High River            05/24/05                  638,469             85.0000
--------------------- -------------- ------------------- -------------------
--------------------- -------------- ------------------- -------------------
Icahn & Co.           05/24/05                   55,510             85.0000
--------------------- -------------- ------------------- -------------------
--------------------- -------------- ------------------- -------------------
Icahn Master          05/24/05                1,410,806             85.0000
--------------------- -------------- ------------------- -------------------
--------------------- -------------- ------------------- -------------------
Icahn Partners        05/24/05                1,365,108             85.0000
--------------------- -------------- ------------------- -------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2005


HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, General Partner
By: Barberry Corp., member

HOPPER INVESTMENTS LLC
By: Barberry Corp.

BARBERRY CORP.

ICAHN PARTNERS MASTER FUND L.P.

ICAHN OFFSHORE L.P.

CCI OFFSHORE LLC

ICAHN PARTNERS L.P.

ICAHN ONSHORE L.P.

CCI ONSHORE LLC

By: /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory



ICAHN & CO., INC.

By: /s/ Irene March
Name: Irene March
Title: Controller



/s/ Carl C. Icahn
----------------
CARL C. ICAHN




      [Signature Page of Amendment #6 to Schedule 13D - Kerr-McGee, Inc.]

                                   SCHEDULE A

                 DIRECTORS AND EXECUTIVE OFFICERS OF ICAHN & CO.

The following sets forth the name, position, and principal occupation of each director and executive officer of Icahn & Co. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is One Whitehall Street, 19th Floor, New York, New York 10004. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of Icahn & Co. own any shares of the Issuer.


Name                          Position
----                          --------
Carl C. Icahn*                Director, Chairman of the Board and President
Joseph D. Freilich            Director, Secretary and Treasurer
Richard T. Buonato            Vice President/Finance
Irene March*                  Controller
Gail Golden*                  Assistant Secretary


-----
* Business address is c/o Icahn Associates Corp., 767 Fifth Avenue, New York,
                                         NY 10153.